EXHIBIT 99.1

Stantec reports second quarter 2021 adjusted diluted earnings of $0.62 per share, a 19.2% increase from the prior year, and increases 2021 earnings guidance

EDMONTON, Alberta and NEW YORK, Aug. 04, 2021 (GLOBE NEWSWIRE) -- Stantec (TSX, NYSE:STN), a global leader in sustainable design and engineering, today reported its results for the three and six month periods ended June 30, 2021. Unless otherwise indicated, financial figures are expressed in Canadian dollars, and comparisons are to the prior periods ended June 30, 2020.

Stantec delivered another quarter of strong earnings, with the transition to revenue growth on a constant currency basis enhanced by solid project execution and operational performance. Based on the strength of its performance to date and confidence in the continued execution of its strategic plan, Stantec is raising earnings guidance for the year, with full year adjusted diluted earnings per share in comparison to 2020 now expected to achieve 4% to 7% growth compared to the previous guidance of low to mid-single digit (1% to 5%) growth.

"2021 continues to unfold largely as we expected with strong organic growth in Canada and Global this quarter offsetting a slower start to the US turnaround. We see clear evidence of building momentum in all our key markets, particularly in the US where we have achieved 6.4% organic backlog growth through the first half of this year. Beyond wins recorded in backlog, we have received award notifications for approximately $1.2 billion in gross revenue, more than half of which is in the US. While these notified awards can take months or longer to filter into our backlog, especially for large multi-year frameworks, their sheer magnitude gives us every reason to be confident in our outlook,” said Gord Johnston, President and CEO. "As our results continue to demonstrate, we are managing every aspect of our business to deliver organic revenue growth, increased earnings, and a strong balance sheet while continuing our disciplined pursuit of growth through acquisition."

Q2 2021 Highlights

Q2 2021 adjusted diluted earnings per share increased 19.2% to $0.62. Revenue generation continues to strengthen as the world begins to emerge from the pandemic. Increased earnings were achieved through strong project execution, disciplined discretionary spending, the ongoing execution of the 2023 Real Estate Strategy, lower interest expenses, and reduced taxes. Lower interest expenses resulted from improved working capital management and the issuance of lower interest Senior Notes in October 2020, while lower tax expense is attributed to the implementation of tax optimization strategies. Overall, margins have improved considerably on a quarter-over-quarter basis with a 1.1% increase in adjusted EBITDA margin to 16.1% and a 1.6% increase in adjusted net income margin to 7.7%.

The Canadian dollar has strengthened considerably relative to the US dollar, with the average exchange rate shifting from $1.39 to $1.22 on a quarter-over-quarter basis ($1.37 to $1.25 year to date). This has reduced Q2 net revenues by $60.9 million ($90.5 million year to date). Stantec further estimates that the impact to adjusted EBITDA, adjusted net income and adjusted diluted EPS was approximately $8.2 million, $4.0 million and $0.04, respectively (approximately $11.6 million, $5.5 million, and $0.05 year to date).

  Net revenue, on a constant currency basis, increased 2.2%. This was driven by acquisitions and modest organic net revenue growth of 0.4% without the impact of Stantec’s descoped role on the Trans Mountain Expansion Project (TMEP), reflecting very strong organic growth in Canada and Global, while the US recovery is off to a slower start.
  Gross margin, as a percentage of revenue, increased 1.7% from 51.5% to 53.2%, mainly due to strong project performance and shifts in project mix.
  Adjusted EBITDA increased 2.9% to $146.6 million, and adjusted EBITDA margin increased to 16.1%.
  Net income increased 20.2% to $63.2 million and diluted EPS from continuing operations increased 21.3% to $0.57, mainly due to reductions in net interest, depreciation, administrative and marketing, and other expenses.
  Adjusted net income increased 20.6% to $69.6 million, representing 7.7% of net revenue.
  Contract backlog was $4.6 billion at June 30, 2021, a 4.3% increase from December 31, 2020 as a result of 6.0% organic growth, 0.9% acquired growth, offset by a -2.6% foreign exchange impact. Organic backlog growth was achieved in the Buildings, Energy & Resources and Environmental Services business units. Both Energy & Resources and Environmental Services have achieved double-digit organic backlog growth of approximately 26% since December 31, 2020, while Infrastructure and Water backlog remained relatively flat or retracted slightly. Contract backlog at June 30, 2021 represents approximately 12 months of work.
  Operating cash flows from continuing operations decreased 68.9% to $78.2 million, reflecting the quarter-over-quarter change in revenues and corresponding cash receipts, including the effects of foreign exchange. As well, operating cash flows for the same period last year benefited from the deferral of income tax and other tax payments, which resulted from various pandemic relief programs.
  Net debt to adjusted EBITDA (on a trailing twelve-month basis) at June 30, 2021 was 0.9x, below the annual target range of 1.0x to 2.0x.
  Days sales outstanding (DSO) was 76 days, an increase of one day from 75 days at December 31, 2020, and a six-day improvement from 82 days at June 30, 2020.
  Consistent with its capital allocation strategy, Stantec repurchased 939,482 common shares under its normal course issuer bid (NCIB) during the quarter (and year to date), for an aggregate price of $50.7 million.
  The acquisition of Engenium, a 170-person Australia-based firm specializing in sustainability within the Energy & Resources operations, was completed on May 1, 2021.
  On August 4, 2021, Stantec's Board of Directors declared a dividend of $0.165 per share, payable on October 15, 2021, to shareholders of record on September 30, 2021.

2021 Outlook - Earnings guidance increased

Stantec's earnings guidance for 2021 has increased based on financial performance to date and the outlook for the balance of this year. Adjusted EBITDA and adjusted net income margin ranges, as well as the adjusted ROIC target, have been revised upward. Stantec now expects full year adjusted diluted earnings per share to achieve 4% to 7% growth in comparison to 2020, where previous guidance was for low to mid-single digit growth (1% to 5%).

Select Updates to Stantec's Annual Targets for 2021 - Please refer to this quarter's MD&A for the full table

(In millions of Canadian dollars, unless otherwise stated)	Previously Published 2021 Annual Range	Revised 2021 Annual Range	For the two quarters ended June 30, 2021
Targets
Adjusted EBITDA as % of net revenue (note)	14.5% to 16.0%	15.0% to 16.0%	15.4%
Adjusted net income as % of net revenue (note)	At or above 6.5%	At or above 6.8%	7.0%
Adjusted diluted EPS growth	Low to mid single %	4% to 7%	12.0%
Adjusted ROIC (note)	At or above 9.5%	At or above 10.0%	(note)
Other expectations
Gross margin as % of net revenue	52% to 54%	no change	53.1%
Administrative and marketing expenses as % of net revenue	37% to 39%	no change	38.2%
Effective tax rate (without discrete transactions)	27% to 28%	23.3% to 24.8%	24.5%
Earnings pattern	40% in Q1 and Q4	45% in Q1 and Q4	n/a
	60% in Q2 and Q3	55% in Q2 and Q3	n/a
Days sales outstanding	90 days	<80 days	76

In setting targets and guidance, the average value for the US dollar is assumed to be $1.22 and for the GBP $1.72 for the remainder of the year.

note: Adjusted EBITDA, adjusted net income, adjusted diluted EPS, and adjusted return on investment capital (ROIC) are non-IFRS measures discussed in the Definitions section of the 2020 Annual Report and this quarter’s MD&A. Adjusted ROIC is calculated annually at the end of the year.

Stantec's guidance for 2021 full-year organic net revenue growth remains unchanged with organic net revenue growth in 2021 expected to be in the 1% to 5% range (low to mid-single digits) on a constant currency basis, but with a slight shift in mix. Organic growth in Canada and Global is now expected to be slightly stronger than initially projected, offsetting a slightly slower recovery in the US. Please refer to this quarter's MD&A for more detailed information about Stantec's 2021 outlook.

Q2 2021 Financial Highlights

	For the quarter ended June 30,				For the two quarters ended June 30,
	2021		2020		2021		2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,134.0	124.8%	1,205.6	126.8%	2,223.2	124.4%	2,426.1	127.3%
Net revenue	908.3	100.0%	951.1	100.0%	1,787.0	100.0%	1,906.3	100.0%
Direct payroll costs	425.0	46.8%	461.4	48.5%	837.3	46.9%	909.9	47.7%
Gross margin	483.3	53.2%	489.7	51.5%	949.7	53.1%	996.4	52.3%
Administrative and marketing expenses	341.3	37.6%	344.0	36.2%	682.8	38.2%	711.3	37.3%
Other	(4.1)	(0.5%)	(1.2)	(0.1%)	(8.3)	(0.5%)	9.9	0.5%
EBITDA from continuing operations (note)	146.1	16.1%	146.9	15.4%	275.2	15.4%	275.2	14.4%
Depreciation of property and equipment	13.4	1.5%	14.9	1.6%	26.6	1.5%	29.4	1.5%
Depreciation of lease assets	26.3	2.9%	30.6	3.2%	53.2	3.0%	60.2	3.2%
(Reversal) impairment of lease assets	(1.0)	(0.1%)	2.0	0.2%	(2.6)	(0.1%)	11.7	0.6%
Amortization of intangible assets	13.7	1.5%	13.6	1.4%	27.0	1.5%	27.8	1.5%
Net interest expense	10.6	1.2%	12.5	1.3%	19.9	1.1%	27.5	1.4%
Income taxes	19.9	2.1%	20.7	2.2%	37.0	2.1%	36.5	1.9%
Net income from continuing operations	63.2	7.0%	52.6	5.5%	114.1	6.4%	82.1	4.3%
Net income from discontinued operations	—	0.0%	—	0.0%	—	0.0%	10.2	0.5%
Net income	63.2	7.0%	52.6	5.5%	114.1	6.4%	92.3	4.8%
Basic earnings per share (EPS) from continuing operations	0.57	n/m	0.47	n/m	1.02	n/m	0.74	n/m
Diluted EPS from continuing operations	0.57	n/m	0.47	n/m	1.02	n/m	0.74	n/m
Adjusted EBITDA from continuing operations (note)	146.6	16.1%	142.5	15.0%	275.7	15.4%	282.2	14.8%
Adjusted net income from continuing operations (note)	69.6	7.7%	57.7	6.1%	125.7	7.0%	112.0	5.9%
Adjusted diluted EPS from continuing operations (note)	0.62	n/m	0.52	n/m	1.12	n/m	1.00	n/m
Dividends declared per common share	0.165	n/m	0.155	n/m	0.330	n/m	0.310	n/m

note: EBITDA, adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of the 2020 Annual Report and this quarter's MD&A).

n/m = not meaningful

Webcast & Conference Call

Stantec will host a live webcast and conference call on Thursday, August 5, 2021, at 7:00 AM Mountain Time (9:00 AM Eastern Time) to discuss the Company’s second quarter performance. The webcast and slide presentation can be accessed at the following link:  https://edge.media-server.com/mmc/p/5uhg6zr3

Participants wishing to listen to the call via telephone may dial in toll-free at 1-888-204-4368 (Canada and United States) or +1-647-484-0478 (international). Please provide confirmation code 7033121 when prompted.

The conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind. We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, adjusted net income, adjusted basic and diluted earnings per share, adjusted return on invested capital, and net debt to adjusted EBITDA are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s Management's Discussion and Analysis for this quarter and the reconciliation of Non-IFRS Financial Measures appended hereto.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, Stantec's Annual Targets for 2021 in their entirety, its position to withstand the challenges caused by the pandemic, any projections related to revenue, gross margin, utilization and days sales outstanding. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require management to make assumptions and are subject to inherent risks and uncertainties. Stantec's assumptions relating to Stantec's Annual Targets for 2021 and Stantec's 2021 Outlook are provided in the Company’s 2020 Annual Report and Management's Discussion and Analysis for this quarter.

Readers of this news release are cautioned not to place undue reliance on forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of economic downturn, project cancellations and a slowdown in new opportunities related to COVID-19, decreased infrastructure spending levels, changing market conditions for Stantec’s services, and the risk that Stantec fails to capitalize on its strategic initiatives. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to the Company.

For more information about how other material risk factors could affect Stantec’s results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements section in the Company’s 2020 Annual Report. You may access this report online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedar.com or Stantec’s website, stantec.com. You may obtain a hard copy of the 2020 annual report and the quarterly report free of charge from the investor contact noted below.

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind

Attached to this news release are Stantec’s consolidated statements of financial position, consolidated statements of income and reconciliation of non-IFRS measures.

Reconciliation of Non-IFRS Financial Measures

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	63.2	52.6	114.1	82.1
Add back:
Income taxes	19.9	20.7	37.0	36.5
Net interest expense	10.6	12.5	19.9	27.5
(Reversal) impairment of lease assets	(1.0)	2.0	(2.6)	11.7
Depreciation and amortization	53.4	59.1	106.8	117.4

EBITDA from continuing operations	146.1	146.9	275.2	275.2
Add back (deduct) pre-tax:
Unrealized (gain) loss on equity securities	(4.3)	(4.4)	(9.4)	7.0
Acquisition, integration, and restructuring costs (note 4)	4.8	—	9.9	—

Adjusted EBITDA from continuing operations	146.6	142.5	275.7	282.2

	For the quarter ended June 30,		For the two quarters ended June 30,
(In millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020
Net income from continuing operations	63.2	52.6	114.1	82.1
Add back (deduct) after tax:
Amortization of intangible assets related to acquisitions (note 1)	6.8	6.9	13.2	14.0
Unrealized (gain) loss on equity securities (note 2)	(3.3)	(3.2)	(7.1)	5.0
(Reversal) impairment of lease assets (note 3)	(0.8)	1.4	(2.0)	8.3
Acquisition, integration, and restructuring costs (note 4)	3.7	—	7.5	2.6

Adjusted net income from continuing operations	69.6	57.7	125.7	112.0
Weighted average number of shares outstanding - basic	111,246,823	111,346,512	111,336,576	111,355,426
Weighted average number of shares outstanding - diluted	111,735,116	111,851,675	111,779,412	111,804,674

Adjusted earnings per share from continuing operations
Adjusted earnings per share - basic	0.63	0.52	1.13	1.01
Adjusted earnings per share - basic and diluted	0.62	0.52	1.12	1.00

See the Definitions section of the 2020 Annual Report and this quarter's MD&A for a discussion of non-IFRS measures used.

note 1: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the quarter ended June 30, 2021, this amount is net of tax of $2.1 (2020 - $2.9). For the two quarters ended June 30, 2021, this amount is net of tax of $4.3 (2020 - $5.7).

note 2: For the quarter ended June 30, 2021, this amount is net of tax of $(1.0) (2020 - $(1.2)). For the two quarters ended June 30, 2021, this amount is net of tax of $(2.3) (2020 - $2.0).

note 3: For the quarter ended June 30, 2021, this amount is net of tax of $(0.2) (2020 - $0.6). For the two quarters ended June 30, 2021, this amount is $(0.6) (2020 - $3.4).

note 4: The add back of other costs primarily relates to integration expenses associated with acquisitions and reorganization and transitional tax expenses, For the quarter ended June 30, 2021, this amount is net of tax of $1.1 (2020 - nil). For the two quarters ended June 30, 2021, this amount is $2.4 (2020 included a reorganization tax expense of $2.6).

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

Media Contact
Stephanie Smith
Stantec Media Relations
Ph: 780-917-7230
stephanie.smith2@stantec.com